UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PYXIS TANKERS INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

Y71726 106
(CUSIP Number)

c/o Pyxis Maritime Corp.

K. Karamanli 59

Maroussi 15125, Greece

+30-210-638-0200

Attn: President

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maritime Investors Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,002,445
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,002,445

11	Aggregate Amount Beneficially Owned by Reporting Person: 17,002,445
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 93.0%
14	Type of Reporting Person: CO

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CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Valentios Valentis
2	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 5,000*
	8	Shared Voting Power: 17,002,445**
	9	Sole Dispositive Power: 5,000*
	10	Shared Dispositive Power: 17,002,445**

11	Aggregate Amount Beneficially Owned by Reporting Person: 17,007,445*, **
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 93.0%
14	Type of Reporting Person: IN

* Shares held through Thousand Islands Lake Corp., a Marshall Islands company controlled by Mr. Valentis.

** Shares held by Maritime Investors Corp.

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This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2015 (the “Schedule 13D”) by Maritime Investors Corp. (“MIC”) and Mr. Valentios Valentis (collectively with MIC, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1. Security and Issuer

This Amendment No. 1 relates to shares of common stock, $0.001 par value per share (the “Shares”), of Pyxis Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 15125, Greece.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

Mr. Valentis purchased an aggregate of 5,000 Shares on March 7, 2016 for an aggregate consideration (including brokerage commissions) of approximately $6,085. Mr. Valentis acquired such Shares in the name of his affiliated company, Thousand Islands Lake Corp., by utilizing personal funds.

Item 4. Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The following description is qualified in its entirety by Exhibit 1, attached hereto.

On June 13, 2017, Pyxis Holdings Inc., a wholly owned Marshall Islands subsidiary of MIC (“Holdings”), entered into a Stock Purchase Agreement (the “SPA”) with the Issuer, pursuant to which the Issuer agreed to purchase 100% of the common stock of Holding’s Marshall Islands subsidiary, Ninthone Corp., for an acquisition price of $9.3 million. The acquisition price will be financed by (i) utilizing approximately $4.5 million of the proceeds from the Issuer’s proposed SEC registered follow-on offering (the “follow-on offering”), and (ii) issuing to Holdings or its nominee $4.8 million in a number of Shares determined based on the public offering price per Share in the follow-on offering. The Shares issued to Holdings or its nominee will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. Holdings intends to nominate MIC to receive such Shares. The closing of the Issuer’s purchase of Ninthone pursuant to the SPA is subject to customary closing conditions as well as the consummation of the follow-on offering. A copy of the SPA is filed as Exhibit 1, attached hereto, and is incorporated herein by reference.

It should be noted that the plans or intentions of the Reporting Persons are subject to change at any time, and that the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as set forth above and in the Schedule 13D, as of the date of this Amendment No. 1, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of the Schedule 13D. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

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Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)         As of the date hereof, MIC owns 17,002,445 Shares, which represents an aggregate of approximately 93.0% of the issued and outstanding Shares. Mr. Valentios Valentis may be deemed the beneficial owner of the Shares owned by MIC.

  As of the date hereof, Mr. Valentios Valentis beneficially owns 17,007,445 Shares, which represents an aggregate of approximately 93.0% of the issued and outstanding Shares. Mr. Valentis owns 5,000 of those Shares through his affiliated company, Thousand Islands Lake Corp.

(b)         MIC has the sole power to vote or direct the vote of 0 Shares; has shared power to vote or direct the vote of all of the Shares it owns; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of all of the Shares it owns. Mr. Valentis has the sole power to vote or direct the vote of 5,000 Shares; has shared power to vote or direct the vote of all of the Shares owned by MIC; has the sole power to dispose or direct the disposition of 5,000 Shares; and has shared power to dispose or direct the disposition of all of the Shares owned by MIC.

(c)         Not applicable.

(d)         Not applicable.

(e)         Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

In addition, on August 9, 2016, MIC agreed with the Issuer to extend the maturity of the Note for one year, from January 15, 2017 to January 15, 2018, on the same terms and at no additional cost to the Issuer. On March 7, 2017, MIC agreed with the Issuer to further extend the maturity of the Note for one additional year, from January 15, 2018 to January 15, 2019, on the same terms and at no additional cost to the Issuer.

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

Except as disclosed in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (b) any other person.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, effective as of June 13, 2017, by and between the Issuer and Holdings.

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[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
Name: Valentios Valentis
Title: Director

/s/ Valentios Valentis
Valentios Valentis

Dated: June 13, 2017

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